AB
3/13

[redacted]

15049311

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH., D.C.
194

SECURITIES A
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 08707

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorn & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 E. Washington Avenue
(No. and Street)

Fergus Falls	MN	56537
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Dorn 218-739-5236
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Widmer Roel PC
(Name – *if individual, state last, first, middle name*)

4334 18th Avenue S. Suite 101	Fargo	ND	58103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB
3/14/15

OATH OR AFFIRMATION

I, Larry Dorn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dorn & Co., Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI J MITTELSTADT
NOTARY PUBLIC—MINNESOTA
My Commission Expires JAN. 31 2017

Signature

President / CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORN & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2014

DORN & CO., INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2014

WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have audited the accompanying statement of financial condition of **Dorn & Co., Inc.** (a Minnesota corporation), as of December 31, 2014 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of **Dorn & Co., Inc.**'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Dorn & Co., Inc.** as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Schedule I - Computation of Net Capital under Rule 15c3-1 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of **Dorn & Co., Inc.**'s financial statements. The Schedule I is the responsibility of **Dorn & Co., Inc.**'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Widmer Roel

Fargo, North Dakota
March 2, 2015

DORN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

		2014
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$	99,835
Trading Deposit		293,559
Receivable from Broker - Dealers and Clearing Organizations		55,477
Prepaid Expenses		11,270
Investment in Antique Personal Property		47,130
Restricted Deposit with Clearing Organization		25,000
Total Current Assets		532,271
LONG-TERM ASSETS		
Office Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $520,272		66,133
TOTAL ASSETS	$	598,404
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable	$	10,172
Accrued Payroll Taxes		33,621
Accrued Expenses		39,606
Total Liabilities		83,399
STOCKHOLDER'S EQUITY		
Common Stock		
Par Value $10		
Authorized - 25,000 Shares		
Issued and Outstanding - 6,000 Shares		60,000
Retained Earnings		455,005
Total Stockholder's Equity		515,005
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	598,404

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

		2014
INCOME		
Gain on Sale and Holding of Trading Account Securities	$	60,322
Commissions on Security Sales		27,829
Commissions and Concessions on Mutual Funds		1,059,603
Annuity Fees		25,768
Dividends and Interest Earned		8,639
Total Income		1,182,161
EXPENSES		
Salaries and Commissions		
Executive		105,000
Registered Representative		227,944
Office and Clerical		311,678
Payroll Taxes		42,167
Advertising		30,484
Bank Service and Clearing Charges		36,427
Depreciation		24,763
Client Expense/Expos		9,105
Utilities and Building Occupancy		23,864
Licenses, Bonds and Insurance		8,576
Memberships, Books, Dues and Subscriptions		33,324
Office Supplies and Expense		17,262
Repairs and Maintenance		2,376
Postage		6,857
Professional Services		61,622
Rents		119,664
Travel and Entertainment		23,565
Telephone		9,419
Profit Sharing Trust Contributions		80,889
Donations		1,985
Total Expenses		1,176,971
INCOME BEFORE PROVISIONS FOR INCOME TAXES		5,190
PROVISIONS FOR INCOME TAXES		560
NET INCOME	$	4,630

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE - DECEMBER 31, 2013	60,000	450,375	510,375
NET INCOME	-	4,630	4,630
BALANCE - DECEMBER 31, 2014	$ 60,000	$ 455,005	$ 515,005

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received from Customers and Clients	$ 1,166,411
Cash Payments to Brokers, Vendors and Employees	(1,143,659)
Interest and Dividends Received	8,639
Income Taxes Paid	(560)
Net Cash Provided by Operating Activities	30,831
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Property and Equipment	(11,069)
Net Cash (Used) by Investing Activities	(11,069)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Reserve Line	25
Payments on Reserve Line	(25)
Net Cash Provided (Used) by Financing Activities	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	19,762
Cash and Cash Equivalents - Beginning of Year	373,632
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 393,394
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 4,630
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	24,763
(Increase) Decrease in:	
Accounts Receivable	(7,111)
Prepaid Expenses	(30)
Increase (Decrease) in:	
Accounts Payable	(13,015)
Payroll Taxes	13,225
Other Liabilities	8,369
Net Cash Provided by Operating Activities	$ 30,831

See accompanying Notes to Financial Statements

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dorn & Co., Inc.'s (the Company) business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others. The Company has a Principal's license to operate principally in the states of Minnesota, North Dakota and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing

The Company conducts business as a registered broker-dealer on a fully-disclosed basis through RBC Dain Correspondent Services (DCS), a division of RBC Dain Incorporated, a Minnesota corporation.

Securities Insurance

Securities held in custody by DCS (the Company's clearing firm) are protected up to a total of $99,500,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $250,000 may be in cash. The remaining $99,000,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Retirement accounts are protected up to a total of $400,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments, which approximates cost.

Trading Securities and Deposits

The Company maintains a deposit at RBC Dain in the amount of $293,559 which is used to purchase Trading Securities. For the year ended December 31, 2014, the Company had no inventoried trading securities. The funds are invested in a money market account and classified as a trading deposit. Trading securities are valued at quoted market values.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by the straight line method using estimated useful lives of 3 to 39 years. Depreciation expense for the year ended December 31, 2014 was $24,763.

Investments

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets, however management believes them to have retained their value or appreciated. Accordingly, management believes that there is no impairment on the value of these assets.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company adopted the income tax standard for uncertain tax positions. As a result of the implementation, the Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2014. The Company's income tax returns are subject to review and examination by federal and state authorities, which includes tax returns for the years 2011 to 2014. However, due to the Company's net operating loss carryforward position, the federal and state statute of limitations is effectively open back to the tax year ended December 31, 2002, the earliest tax year available for the loss carryforward.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The expense for the year ended December 31, 2014 was $30,484.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the Company by third party entities from whom the receivable is due. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days.

Revenue Recognition

Commissions are recorded as earned at the end of each month based upon reports received from third-party administrators who calculate such commissions by applying a commission rate, by face amount of the security sold.

Commissions due from insurance companies for the placement of insurance policies are recognized as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium billable to the client. A liability to the employee agents for commissions payable related to those policies, if any, is recognized with the recognition of revenue from the policies.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 2, 2015, the date the financial statements were available to be issued.

Fair Value of Financial Instruments

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable inputs (Level III). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation technique as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent to initial recognition, the Company may re-measure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value. However, it may elect to measure the newly acquired financial instruments at fair value in the future.

NOTE 2 RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014 consist of the following:

	2014
Fees and Commissions Receivable	$ 30,122
Receivable from Clearing Organization	25,355
Total	$ 55,477

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 BUSINESS LINK RESERVE ACCOUNT

The Company has an unsecured overdraft protection account with Bank of the West of Fergus Falls in the amount of $25,000 and is guaranteed by the stockholder. As of December 31, 2014, $-0- was outstanding. The interest rate on the loan is the Prime rate plus 9% at the time of the advance.

NOTE 4 INCOME TAXES

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2014 are as follows:

	2014
Current:	
State	$ 560
Deferred Tax Benefit	(1,508)
Valuation Allowance	1,508
Tax Provision	$ 560

As of December 31, 2014, the Company had federal net operating loss carryforwards, which may be applied to future taxable income of $47,000. The net operating loss carryforwards will begin to expire in 2015.

At December 31, 2014, deferred tax assets recognized for deductible net operating loss carryforwards totaled $15,252. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 5 PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 12 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $80,889.

NOTE 6 NET CAPITAL REQUIREMENTS

Although the Company is an introducing broker dealer, under the terms of the FINRA membership agreement the Company is required to maintain minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2014, aggregate indebtedness and net capital were $83,399 and $390,472, respectively, a ratio of 0.21 to 1.

NOTE 7 LEASE AGREEMENTS

The Company entered into a short-term lease agreement for the office located in Minnetonka, MN. The lease calls for monthly payments of $1,162 plus utility expenses. The lease expires April 30, 2015. Total lease expense was $17,639.

As of July 1, 2007, the Company entered into a long-term (10-year) lease agreement for the office space it occupied. Under the terms of the agreement, lease payments in the amount of $7,200 are due monthly based upon a square foot calculation. The agreement also calls for an annual review of lease payment amounts for possible adjustments to current market conditions. Under the terms of the agreement, the lease may be terminated early by the Company or building owner. Effective July 1, 2010, the lease agreement was increased to $8,500 per month. Lease expense was $102,000 for 2014.

Future minimum lease payments under the agreement, at December 31, 2014 are as follows:

Year	Amount
2015	102,000
2016	102,000
2017	51,000
Total	$ 255,000

NOTE 8 RELATED-PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid $102,000 for rent in 2014.

NOTE 9 CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the FDIC coverage for depositors. This results in a credit risk. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2014, the Company had accounts receivable from broker/dealer open transactions of $25,355.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 10 FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable and trading securities, the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading securities and deposits are valued on the financial statements at current market values utilizing quoted market prices in active markets as of December 31, 2014, and are classified as Level 1 in the fair value hierarchy.

SUPPLEMENTARY INFORMATION

DORN & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-3
DECEMBER 31, 2014

		2014
TOTAL STOCKHOLDER'S EQUITY - PER BALANCE SHEET	$	515,005
DEDUCTIONS		
Unallowable Assets		
Prepaid Expenses		11,270
Property and Equipment - Net of Accumulated Depreciation		66,133
Investment in Antique Personal Property		47,130
Total Deductions		124,533
NET CAPITAL		390,472
LESS: MINIMUM REQUIRED CAPITAL		250,000
EXCESS NET CAPITAL	$	140,472
AGGREGATE INDEBTEDNESS	$	83,399
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		21.36%

1 The above computation of net capital was compared to the computation of net capital for the December 31, 2014 FOCUS filing and no material differences existed.

WIDMER ROEL
CPAs • BUSINESS ADVISORS

4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

To the Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have reviewed management's statements, included in the accompanying Small Entity Exemption Report, in which (1) Dorn & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dorn & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: section (k)(2)(ii) (the "exemption provisions") and (2) Dorn & Co., Inc. stated that Dorn & Co., Inc. met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. Dorn & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dorn & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Widmer Roel

Fargo, North Dakota
March 2, 2015

Dorn & Co., Inc.'s Exemption Report

Dorn & Co., Inc., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Dorn & Co., Inc., LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2014.
2. Dorn & Co., Inc., LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year of June 1, 2014, to December 31, 2014, without exception.

Dorn & Co., Inc., LLC

I, Larry Dorn, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Larry Dorn

Signature

CEO

Title

March 2, 2015